SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of April of 2008

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x       Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes __     No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 15, 2008

Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll
Name: Pedro Toll
Title: Deputy Manager

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

2006 STOCK OPTION PLAN

1.	Definitions

As used in the Plan the following capitalized terms shall have the following meanings:

“Award Agreement” means a written agreement in a form approved by the Board to be entered into by the Company and the Holder of an Option, as provided in Section 7.

“Board” means the Board of Directors of the Company.

“Cause” means the occurrence of one of the following:

(i) the commission by an officer, employee or director of the Company or any of its Subsidiaries of an act of deliberately criminal or fraudulent misconduct in the line of duty to the Company or any of its Subsidiaries (including but not limited to, fraud, misappropriation, embezzlement or the willful violation of any material law, rule, regulation, or cease and desist order applicable to the officer, employee or director, the Company or any of its Subsidiaries), or a deliberate, willful breach of fiduciary duty owed by an officer, employee or director to the Company or any of its Subsidiaries; or

(ii) intentional, continued failure by an officer, employee or director of the Company or any of its Subsidiaries to perform stated duties (including but not limited to chronic absenteeism), gross negligence, or gross incompetence in the performance of stated duties.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Committee” means the Nomination and Compensation Committee of the Board.

“Common Stock” means the Class E Common Stock of the Company.

“Company” means Banco Latinoamericano de Exportaciones, S.A., or BLADEX, a company organized under the laws of Panama.

“Current Term” has the meaning contained in Section 11(d).

“Director” means a non-employee director of the Company or one of its Subsidiaries who in the judgment of the Committee can contribute significantly to the growth and successful operations of the Company or a Subsidiary; provided, however, that whenever a Director elects to assign his benefits under the Plan to his employer pursuant to Section 3(a) hereof, such employer shall be deemed, mutatis mutandis, the Director for purposes of the Plan.

“Disability” means the inability of an individual to perform the services normally rendered by such individual due to any physical or mental impairment that can be expected to persist for a continuous period of 12 months or more or to result in death, as determined by the Committee on the basis of appropriate medical evidence.

“Discretion” means the ability of the Board, any committee thereof, or any other body to act in its sole discretion, with no requirement that it follow past practices or treat one Employee or Director in a manner consistent with the treatment afforded to any other Employee or Director.

“Employee” means an employee (including without limitation an officer) of the Company or one of its Subsidiaries.

“Fair Market Value” per Share as of a particular date means (i) if Shares are then listed on a national stock exchange, the closing sales price per Share on the exchange on the date of determination (or, if no closing sales price was reported on that date, on the last preceding date on which there was a sale of Shares on such exchange), as determined by the Committee; (ii) if Shares are not then listed on a national stock exchange but are then traded on an over-the-counter market, the average of the high bid and low asked prices for the Shares in such over-the-counter market on the date of determination (or, if no such prices were reported on that date, for the last preceding date on which there was a sale of such Shares in such market), as determined by the Committee; or (iii) if Shares are not then listed on a national stock exchange or traded on an over-the-counter market, such value as the Committee in its Discretion may in good faith determine; provided that, where the Shares are so listed or traded, the Committee may make Discretionary determinations as to such value where the Shares have not been traded for at least 10 consecutive trading days immediately preceding such date.

“Holder” means an Employee or Director of the Company to whom an Option is granted, or the Successor or Successors of the Holder, as the context so requires.

“Option” means an option to purchase Shares granted under the Plan.

“Option Exercise Price” means, as of any date, the exercise price per Share of an Option.

“Plan” means this Banco Latinoamericano de Exportaciones, S.A. 2006 Stock Option Plan.

“Retirement” means the termination of employment (or, as applicable, other termination of service) of a Holder from active service with the Company under circumstances which would entitle an employee of the Company to an immediate pension under one of the Company’s approved retirement plans or retirement as determined by the Committee in its Discretion pursuant to such other standard as may be adopted by the Committee.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Shares” means shares of Class E Common Stock of the Company.

“Subsidiary” means any corporation (other than the Company) that is a “subsidiary corporation” with respect to the Company under Section 424(f) of the Code. In the event the Company becomes a subsidiary of another company, the provisions hereof applicable to subsidiaries shall, unless otherwise determined by the Committee, also be applicable to any Company that is a “parent corporation” with respect to the Company under Section 424(e) of the Code.

“Successor of the Holder” means the legal representative of the estate of a deceased Holder or the person or persons who shall acquire the right to exercise an Option by bequest or inheritance or by reason of the death of the Holder.

2.	Purpose of the Plan

The purpose of the Plan is to encourage and enable those officers, employees and directors of the Company, upon whose judgment, initiative, and efforts the Company largely depends for the successful conduct of its business, to acquire a proprietary interest in the Company and thereby align directly management’s and shareholders’ interests, and by doing so to stimulate the efforts of those officers, employees and directors on behalf of the Company and strengthen their desire to remain as officers, employees or directors of the Company. An additional purpose of the Plan is to enhance the Company’s competitiveness and aid in recruiting talented executives.

3.	Authority to Grant Options

a)
The Board, with the recommendation and advice of the Committee, may at any time (i) authorize the grant by the Company of Options under the Plan to any one or more Employees and Directors; and (ii) determine or impose other conditions to the grant or exercise of Options under the Plan as it may deem appropriate. Any Director who is not permitted under the terms of his or her employment to accept Options under the Plan may assign his or her rights and obligations under the Plan to his or her employer.

b)
Options may be granted to an Employee or Director regardless of the fact that Options previously granted to such Employee or Director remain unexercised, and a Holder may exercise an Option when it is exercisable by its own terms, notwithstanding that there are Options which were previously granted to that Holder which remain unexercised.

c)
Without limiting the generality of the foregoing provisions of Section 3(a) or Section 3(b), each year the Board shall grant to each Director an Option to purchase that number of Shares (rounded to the nearest whole number of Shares) so that the value of the Option is equal to $10,000.00 (Ten thousand U.S. Dollars) determined in accordance with the method then used by the Company to determine the accounting compensation expense for Options; provided that for the position of Chairman of the Board, the Option shall be for that number of Shares (rounded to the nearest whole number of Shares) so that the value of the Option is equal to $15,000.00 (Fifteen thousand U.S. Dollars) as determined by such valuation method.

4.	Terms of Stock Options

a)	Each Option granted under the Plan will expire seven years after the date of grant.

b)	Except as otherwise set forth in an Award Agreement, each Option granted under the Plan will be fully exercisable beginning on the fourth year anniversary of the date of grant.

c)	The exercise price of each Option shall be no less than one hundred percent (100%) of the Fair Market Value per Share subject to the Option on the date the Option is granted.

d)	Unless otherwise provided in the applicable Award Agreement or Section 11 of the Plan, each Option granted under the Plan shall be nontransferable by the Holder except by will or the laws of descent and distribution of the state or country wherein the Holder is domiciled at the time of his death; provided, however, that the Committee may (but need not) permit other transfers, where the Committee concludes that such transferability is otherwise appropriate and desirable.

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5.	Payment of Stock Option Exercise Price

The Option Exercise Price of each Option granted under the Plan will be payable in cash (which may be by wire transfer or check payable to the order of the Company).

6.	Withholding Payments

Each Holder of an Option granted under the Plan shall be responsible for complying with all applicable regulations and reporting requirements of the United States, Panama or any other country to which such Holder is, or becomes, subject due to citizenship or residence.

No Shares shall be delivered under the Plan to any Holder of an Option or other person until such Holder or other person has made arrangements acceptable to the Company for the satisfaction of any applicable income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares. Upon exercise or vesting of an Option the Company shall withhold or collect from the Holder an amount sufficient to satisfy such tax obligations, including, but not limited to, by surrender of the whole number of Shares covered by the Option sufficient to satisfy the minimum applicable tax withholding obligations incident to the exercise or vesting of an Option.

7.	Written Agreement

Promptly after an Option is granted under the Plan, the Company will provide the Holder of that Option with an Award Agreement containing the provisions of the Option. The terms of the Award Agreement will be in accordance with the Plan, but may contain additional provisions and restrictions authorized by the Committee, in its Discretion, which are not inconsistent with the Plan.

Each Holder of an Option granted under the Plan will be bound by the terms of the Plan and of the Award Agreement relating to the Option. Subject to Section 15 of the Plan, the Committee may, in its Discretion, amend any provisions of the Award Agreement relating to such Option.

8.	Administration of the Plan

a)	The Plan will be administered by an officer or officers of the Company duly designated by the Committee and in accordance with the rules and regulations established by the Committee.

b)	The Committee will have full power to construe, interpret and administer the Plan and to establish and amend the rules and regulations for its administration.

c)
Subject to the limitations contained in the Plan, the Board will have full power, in its Discretion, (i) to grant Options to any one or more Employees or Directors; (ii) to determine, as to any Option granted to any Employee or Director, the number of Shares to which the Option will relate; and (iii) directly, or through the Committee, to take any other actions and make any other determinations or decisions that it deems necessary or appropriate in connection with the Plan or the administration or interpretation thereof.

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d)
All actions taken and decisions made by the Board or the Committee will be binding and conclusive on all Holders of Options granted under the Plan, all other directors, officers and employees of the Company or its Subsidiaries, and on their respective legal representatives and beneficiaries. No member of the Board or the Committee will be liable for any determination made or action taken in good faith with respect to the Plan or any Options granted under the Plan, or for any decision not to grant Options under the Plan to any Employee or Director of the Company. To the maximum extent permitted by law, the Company shall indemnify and hold harmless the members of the Board and the Committee from and against any and all liabilities, costs and expenses incurred by such persons as a result of any act or omission to act in connection with the performance of such persons’ duties, responsibilities and obligations under the Plan.

9.	Shares Available for Options

Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be issued pursuant to Options is 2,000,000 (Two million) Shares. Any Shares which are subject to Options which terminate or are surrendered will be available to be issued on exercise of subsequently granted Options. Any Shares as to which Options are exercised but which are retained by the Company to reimburse the Company for paying withholding taxes or otherwise, will be deemed to have been issued upon exercise of Options, and will not be available to be issued on exercise of other Options.

10.	Modifications of Numbers of Shares and other Securities

a)
If the Company subdivides its outstanding Common Stock into a greater number of Shares or combines its outstanding Common Stock into a smaller number of Shares, (i) the number of Shares to be issued upon subsequent exercise of each Option which was outstanding on the date of subdivision or combination, and the Option Exercise Price of each such Option, shall be adjusted such that if the Option were exercised in full (i.e., as to all the Shares to which it relates at the time of the subdivision or combination, including Shares as to which the Option is not yet exercisable at that time), the Holder would receive, for the aggregate Option Exercise Price which would have been necessary to exercise the Option in full immediately prior to the subdivision or combination, the number of Shares the Holder would have received if the Holder had exercised the Option in full immediately before the subdivision or combination and retained both the Shares received on exercise of the Option and the Shares received with regard to them as a result of the subdivision or combination; and (ii) the total number of Shares which may be issued upon the exercise of each Option granted under the Plan shall be increased or decreased by a sufficient number of Shares such that the total number of Shares available for issuance after the date of the subdivision or combination on exercise of outstanding or subsequently granted Options shall be equal to the number of Shares available for issuance immediately before the subdivision or combination, adjusted to take account of the subdivision or combination.

b)
If as a result of a merger, consolidation, reorganization, reclassification or similar transaction, the holders of the Common Stock become entitled to receive securities or assets other than Common Stock, upon any subsequent exercise of an Option granted under the Plan, the Holder will be entitled to receive the securities and assets which the Holder would have owned if the Holder had exercised the Option immediately before the first such transaction and had retained the securities or assets received as a result of that and all subsequent transactions.

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11.	Effects of Termination of Employment (or Other Service)

a)
If a Holder who is an Employee or a Director ceases to be an Employee or a Director, as the case may be, by virtue of Retirement (in the case of an Employee), Disability or the Holder’s death, then any Option held by such Holder at the date of the Holder’s Retirement, Disability or death may be exercised by such Holder (or in the case of the Holder’s death, the Holder’s beneficiaries or legal representatives), whether or not the Option had vested and thus had become exercisable at time of Retirement, Disability or death, from the date of Retirement, Disability or death until the earlier of 12 months from the date of Retirement, Disability or death or the date on which the regularly scheduled term of the Option expires, whichever occurs first.

b)
If a Holder who is an Employee ceases to be an Employee for any reason other than for Cause, or by virtue of Retirement, death or Disability, then any Option held by the Holder on the date the Holder ceases to be an Employee may be exercised, to the extent the Option was exercisable on the date the Holder ceased to be an Employee, from the date the Employee ceases to be an Employee until the earlier of 100 days after the date the Holder ceased to be an Employee or the date the regularly scheduled term of the Option expires, whichever occurs first. By virtue of the foregoing, in this circumstance, any Options held by the Holder on the date that the Holder ceases to be an Employee which are not exercisable as of that date will be forfeited unless the Committee agrees in writing otherwise.

c)
If a Holder who is a Director ceases to be a Director by virtue of the failure to be re-elected as a Director by the shareholders of the Company, each Option then held by such Holder which is then exercisable in accordance with its original terms may be exercised until the date on which the regularly scheduled term of the Option expires. Each Option then held by the Holder which is not then exercisable shall continue to vest and be and become exercisable to the same extent as if such Holder continued to be a Director until the regularly scheduled expiration of such Option.

d)
If a Holder who is a Director ceases to be a Director for any reason other than for Cause, or other than by virtue of death, Disability or the failure to be re-elected as a Director by the shareholders of the Company, all Options then held by the Director which were granted during the Director’s then current three year term as a Director (the “Current Term”) shall be forfeited as of the date the Director ceases to be a Director. Each Option then held by such Holder which was granted prior to the Holder’s Current Term and which is then exercisable in accordance with its original terms, may be exercised until the date on which the regularly scheduled term of the Option expires. Each Option then held by the Holder which was granted prior to the Holder’s Current Term and which is not then exercisable, shall continue to vest and be and become exercisable to the same extent as if such Holder continued to be a Director until the regularly scheduled expiration of such Option.

e)
Notwithstanding any other provision hereof, if the Holder’s employment (or other service) is terminated for Cause, then the Holder’s Options, to the extent they are exercisable on the date of such termination, shall remain exercisable only through the end of such date, and any unexercised Options (including Options which are not yet exercisable on such date) shall cease to be exercisable and shall be forfeited as of the end of such date.

12.	No Rights to Continued Employment (or other service)

Nothing in the Plan or in any Award Agreement, and no other action taken by the Board or the Committee, will give any director, officer or employee of the Company or any Subsidiary a right to continue to be a director, officer or employee of the Company or Subsidiary, or in any other way interfere with the right of the Company to terminate the employment or other service of any director, officer or employee.

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13.	Regulations and Approvals

a)
Each grant or exercise of an Option is subject to the requirement that, if at any time the Committee determines, in its Discretion, that the listing, registration or qualification of Options or Shares issuable pursuant to exercise of Options is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of Options or the issuance of Shares, no grant of Options shall be made or Options exercised, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions in a manner acceptable to the Committee.

b)
In the event that the disposition of Shares acquired pursuant to the exercise of Options is not covered by a then current registration statement under the Securities Act, and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required under the Securities Act, and the Committee may require any individual receiving Shares pursuant to the exercise of Options, as a condition precedent to receipt of such Shares, to represent to the Company in writing that such Shares will be disposed of only if registered for sale under the Securities Act or if there is an available exemption for such disposition, and may provide for a legending of such Shares to that effect. The sale of Shares acquired upon the exercise of any Option granted under the Plan shall also be subject to the same policies and conditions applicable to the sale of all Shares acquired by Directors and employees of the Company, particularly with respect to trading securities on the basis of material, non-public information.

14.	Effective Date

The Plan will be effective on the date it is adopted by the Board.

15.	Amendments to the Plan

The Board may amend the Plan at any time. However, no amendment to the Plan will alter any provision of any Option which has been granted prior to such amendment, unless the Holder of the Option consents to such change.

16.	Termination of the Plan

The Plan may be terminated at any time by the Board. The Plan will continue indefinitely. No Options may be granted after the Plan is terminated. However, termination of the Plan will not affect any Option which is outstanding when the Plan is terminated.

17.	Captions

The use of captions in the Plan is for convenience. The captions are not intended to provide substantive rights.
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18.	Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Republic of Panama.

APROVED BY RESOLUTION OF THE BOARD
OF DIRECTORS, DATED DECEMBER 12, 2006

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BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. (BLADEX)

2008 STOCK INCENTIVE PLAN

1. Purposes of the Plan. The purposes of this Plan are to attract and retain the best available personnel, to provide additional incentives to Employees and Directors and to promote the success of the Company’s business.

2. Definitions. The following definitions shall apply as used herein and in the individual Award Agreements except as defined otherwise in an individual Award Agreement. In the event a term is separately defined in an individual Award Agreement, such definition shall supercede the definition contained in this Section 2.

(a) “Administrator” means the Board or any of the Committees appointed to administer the Plan.

(b) “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities and other laws of Panama, U.S. federal securities laws, U.S. state corporate and securities laws, the rules of any applicable stock exchange or national market system, and the rules of any other jurisdiction applicable to Awards granted to residents therein.

(c) “Assumed” means that pursuant to a Corporate Transaction either (i) the Award is expressly affirmed by the Company or (ii) the contractual obligations represented by the Award are expressly assumed (and not simply by operation of law) by the successor entity or its Parent in connection with the Corporate Transaction with appropriate adjustments to the number and type of securities of the successor entity or its Parent subject to the Award and the exercise or purchase price thereof which at least preserves the compensation element of the Award existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Award.

(d) “Award” means the grant of an Option, SAR, Dividend Equivalent Right, Restricted Stock, Restricted Stock Unit or other right or benefit under the Plan.

(e) “Award Agreement” means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

(f) “Board” means the Board of Directors of the Company.

(g) “Committee” means any committee composed of members of the Board appointed by the Board to administer the Plan.

(h) “Common Stock” means the Class E common stock of the Company.

(i) “Company” means Banco Latinoamericano de Exportaciones, S.A. (BLADEX), a Panamanian corporation, or any successor entity that adopts the Plan in connection with a Corporate Transaction.

(j) “Continuous Service” means that the provision of services to the Company or a Related Entity in any capacity of Employee or Director is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee or Director, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee or Director can be effective under Applicable Laws. A Grantee’s Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Grantee provides services ceasing to be a Related Entity. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee or Director, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee or Director (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.

(k) “Corporate Transaction” means any of the following transactions, provided, however, that the Administrator shall determine under parts (iv) and (v) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated;

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(iii) the complete liquidation or dissolution of the Company;

(iv) any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but (A) the shares of Common Stock outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than forty percent (40%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger; or

(v) acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

(l) “Director” means a member of the Board or the board of directors of any Related Entity.

(m) “Disability” means as defined under the long-term disability policy of the Company or the Related Entity to which the Grantee provides services regardless of whether the Grantee is covered by such policy. If the Company or the Related Entity to which the Grantee provides service does not have a long-term disability plan in place, “Disability” means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

(n) “Dividend Equivalent Right” means a right entitling the Grantee to compensation measured by dividends paid with respect to Common Stock.

(o) “Employee” means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company.

(p) “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on one or more established stock exchanges or national market systems, including without limitation The New York Stock Exchange, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Common Stock is listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such stock as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock of the type described in (i) and (ii), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

(q) “Grantee” means an Employee or Director who receives an Award under the Plan.

(r) “Officer” means a person who is an officer of the Company or a Related Entity.

(s) “Option” means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

(t) “Parent” means any entity (other than the employer entity) in an unbroken chain of entities ending with the employer entity if, at the time of the granting of an Award, each of the entities other than the employer entity owns securities possessing 50% or more of the total combined voting power of all classes of securities in one of the other entities in such chain.

(u) “Plan” means this 2008 Stock Incentive Plan.

(v) “Related Entity” means any Parent or Subsidiary of the Company.

(w) “Replaced” means that pursuant to a Corporate Transaction the Award is replaced with a comparable stock award or a cash incentive program of the Company, the successor entity (if applicable) or Parent of either of them which preserves the compensation element of such Award existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same (or a more favorable) vesting schedule applicable to such Award. The determination of Award comparability shall be made by the Administrator and its determination shall be final, binding and conclusive.

(x) “Restricted Stock” means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

(y) “Restricted Stock Units” means an Award which may be earned in whole or in part upon the passage of time or the attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

(z) “SAR” means a stock appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Common Stock.

(aa) “Share” means a share of the Common Stock.

(bb) “Subsidiary” means any entity (other than the employer entity) in an unbroken chain of entities beginning with the employer entity if, at the time of the granting of an Award, each of the entities other than the last entity in the unbroken chain owns securities possessing 50% or more of the total combined voting power of all classes of securities in one of the other entities in such chain.

3. Stock Subject to the Plan.

(a) Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be issued pursuant to all Awards is 2,000,000 (Two million) Shares.  The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Stock.

(b) Any Shares covered by an Award (or portion of an Award) which is forfeited, canceled or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited, or repurchased by the Company at the lower of their original purchase price or their Fair Market Value at the time of repurchase, such Shares shall become available for future grant under the Plan. To the extent not prohibited by Applicable Law, any Shares covered by an Award which are surrendered (i) in payment of the Award exercise or purchase price (including pursuant to the “net exercise” of an option pursuant to Section 7(b)(v)) or (ii) in satisfaction of tax withholding obligations incident to the exercise of an Award shall be deemed not to have been issued for purposes of determining the maximum number of Shares which may be issued pursuant to all Awards under the Plan, unless otherwise determined by the Administrator.

4. Administration of the Plan.

(a) Plan Administrator. The Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws.

(b) Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i) to select the Employees and Directors to whom Awards may be granted from time to time hereunder;

(ii) to determine whether and to what extent Awards are granted hereunder;

(iii) to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

(iv) to approve forms of Award Agreements for use under the Plan;

(v) to determine the terms and conditions of any Award granted hereunder;

(vi) to amend the terms of any outstanding Award granted under the Plan, provided that (A) any amendment that would adversely affect the Grantee’s rights under an outstanding Award shall not be made without the Grantee’s written consent, (B) the reduction of the exercise price of any Option awarded under the Plan and the base appreciation amount of any SAR awarded under the Plan shall not be subject to stockholder approval and (C) canceling an Option or SAR at a time when its exercise price or base appreciation amount (as applicable) exceeds the Fair Market Value of the underlying Shares, in exchange for another Option, SAR, Restricted Stock, or other Award shall not be subject to stockholder approval;

(vii) to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of award or Award Agreement, granted pursuant to the Plan;

(viii) to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

The express grant in the Plan of any specific power to the Administrator shall not be construed as limiting any power or authority of the Administrator; provided that the Administrator may not exercise any right or power reserved to the Board. Any decision made, or action taken, by the Administrator or in connection with the administration of this Plan shall be final, conclusive and binding on all persons having an interest in the Plan.

(c) Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company’s expense to defend the same.

5. Eligibility. Awards may be granted to Employees and Directors. An Employee or Director who has been granted an Award may, if otherwise eligible, be granted additional Awards.

6. Terms and Conditions of Awards.

(a) Types of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Employee or Director that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR, or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Stock, Restricted Stock Units or Dividend Equivalent Rights, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

(b) Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria.

(c) Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, stock purchase, asset purchase or other form of transaction.

(d) Deferral of Award Payment. The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

(e) Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

(f) Early Exercise. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Employee or Director to exercise any part or all of the Award prior to full vesting of the Award. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

(g) Term of Award. The term of each Award shall be the term stated in the Award Agreement, provided, however, that the specified term of any Award shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

(h) Transferability of Awards. Awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the Grantee, to the extent and in the manner authorized by the Administrator. Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee’s Award in the event of the Grantee’s death on a beneficiary designation form provided by the Administrator.

(i) Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other later date as is determined by the Administrator.

7. Award Exercise or Purchase Price, Consideration and Taxes.

(a) Exercise or Purchase Price. The exercise or purchase price, if any, for an Award shall be determined by the Administrator.

(b) Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator. In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

(i) cash;

(ii) check;

(iii) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised;

(iv) with respect to Options, payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction;

(v) with respect to Options, payment through a “net exercise” such that, without the payment of any funds, the Grantee may exercise the Option and receive the net number of Shares equal to (i) the number of Shares as to which the Option is being exercised, multiplied by (ii) a fraction, the numerator of which is the Fair Market Value per Share (on such date as is determined by the Administrator) less the Exercise Price per Share, and the denominator of which is such Fair Market Value per Share (the number of net Shares to be received shall be rounded down to the nearest whole number of Shares); or

(vi) any combination of the foregoing methods of payment.

The Administrator may at any time or from time to time, by adoption of or by amendment to the standard forms of Award Agreement described in Section 4(b)(iv), or by other means, grant Awards which do not permit all of the foregoing forms of consideration to be used in payment for the Shares or which otherwise restrict one or more forms of consideration.

(c) Taxes. No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any Panama, U.S. federal, U.S. state, local, or other applicable jurisdiction’s income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares. Upon exercise or vesting of an Award the Company shall withhold or collect from the Grantee an amount sufficient to satisfy such tax obligations, including, but not limited to, by surrender of the whole number of Shares covered by the Award sufficient to satisfy the minimum applicable tax withholding obligations incident to the exercise or vesting of an Award (reduced to the lowest whole number of Shares if such number of Shares withheld would result in withholding a fractional Share with any remaining tax withholding settled in cash).

8. Exercise of Award.

(a) Procedure for Exercise; Rights as a Stockholder.

(i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

(ii) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised has been made, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(iv) or a net-exercise as provided in Section 7(b)(v).

(b) Exercise of Award Following Termination of Continuous Service.

(i) An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee’s Continuous Service only to the extent provided in the Award Agreement.

(ii) Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee’s Continuous Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

9. Conditions Upon Issuance of Shares.

(a) If at any time the Administrator determines that the delivery of Shares pursuant to the exercise, vesting or any other provision of an Award is or may be unlawful under Applicable Laws, the vesting or right to exercise an Award or to otherwise receive Shares pursuant to the terms of an Award shall be suspended until the Administrator determines that such delivery is lawful and shall be further subject to the approval of counsel for the Company with respect to such compliance. The Company shall have no obligation to effect any registration or qualification of the Shares under federal or state laws.

(b) As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

10. Adjustments Upon Changes in Capitalization. Subject to Section 11 hereof, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, the maximum number of Shares with respect to which Awards may be granted to any Grantee in any calendar year, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) any other transaction with respect to Common Stock including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” In the event of any distribution of cash or other assets to stockholders other than a normal cash dividend, the Administrator shall also make such adjustments as provided in this Section 10 or substitute, exchange or grant Awards to effect such adjustments (collectively “adjustments”). Any such adjustments to outstanding Awards will be effected in a manner that precludes the enlargement of rights and benefits under such Awards. In connection with the foregoing adjustments, the Administrator may, in its discretion, prohibit the exercise of Awards or other issuance of Shares, cash or other consideration pursuant to Awards during certain periods of time. Except as the Administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

11. Corporate Transactions.

(a) Termination of Award to Extent Not Assumed in Corporate Transaction. Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate. However, all such Awards shall not terminate to the extent they are Assumed in connection with the Corporate Transaction.

(b) Acceleration of Award Upon Corporate Transaction. The Administrator shall have the authority, exercisable either in advance of any actual or anticipated Corporate Transaction or at the time of an actual Corporate Transaction and exercisable at the time of the grant of an Award under the Plan or any time while an Award remains outstanding, to provide for the full or partial automatic vesting and exercisability of one or more outstanding unvested Awards under the Plan and the release from restrictions on transfer and repurchase or forfeiture rights of such Awards in connection with a Corporate Transaction, on such terms and conditions as the Administrator may specify. The Administrator also shall have the authority to condition any such Award vesting and exercisability or release from such limitations upon the subsequent termination of the Continuous Service of the Grantee within a specified period following the effective date of the Corporate Transaction.

12. Effective Date and Term of Plan. The Plan shall become effective upon its adoption by the Board. It shall continue in effect indefinitely until terminated by the Board. Subject to Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

13. Amendment, Suspension or Termination of the Plan.

(a) The Board may at any time amend, suspend or terminate the Plan.

(b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

(c) No suspension or termination of the Plan (including termination of the Plan under Section 11, above) shall adversely affect any rights under Awards already granted to a Grantee.

14. Reservation of Shares.

(a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15. No Effect on Terms of Employment Relationship. The Plan shall not confer upon any Grantee any right with respect to the Grantee’s Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee’s Continuous Service at any time, with or without cause, and with or without notice.

16. No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation.

17. Unfunded Obligation. Grantees shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee’s creditors in any assets of the Company or a Related Entity. The Grantees shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

18. Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.